UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 2Q21 Financial Results

As Reported Gross Bookings increased 32% quarter-over-quarter (QoQ) due to strong growth in Mexico and Colombia

ASPs up 22% QoQ driven by increases across all geographies

Revenue Margins of 12.9% and, 14.4% excluding extraordinary cancellations

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--August 19, 2021--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today announced unaudited results for the three-months ended June 30, 2021 (second quarter 2021 or 2Q21). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Second Quarter 2021 Key Financial and Operating Highlights
(For definitions, see page 12)

  As Reported Gross Bookings increased 32% QoQ to $488.9 million, and 64% QoQ when excluding Brazil and Argentina, driven by higher travel demand in Mexico and Colombia. Year-over-year(YoY), Gross Bookings rose 899%, and decreased 56% compared with 2Q19, a pre-pandemic period1.
  As Reported Transactions increased 8% sequentially (QoQ), and grew 44% in the period when excluding Brazil and Argentina. Total Transactions increased 543% YoY, and declined 46% when compared to 2Q19.
  As Reported Room nights decreased 6% QoQ, increased 570% YoY and decreased 59% compared to 2Q19.
  Mobile accounted for 45% of Transactions in 2Q21, up 4 percentage points compared to 2Q19.
  As Reported Revenues of $63.1 million, up 22% QoQ, but 45% below 2Q19 levels. This compares to negative revenues of $9.7 million in 2Q20 due largely to COVID-19 related cancellations. Excluding Extraordinary Cancellations in both quarters of 2021, revenues would have increased 26% QoQ and 1597% YoY to $70.5 million.
  As Reported Selling and Marketing (S&M) expenses increased 25% QoQ, and 180% YoY, below growth in Gross Bookings in both periods. Compared to 2Q19 S&M expenses were down 62%.
  Structural Costs, excluding Best Day and Koin, were $33.6 million, an increase of 2% YoY. Sequentially, these costs increased 12% primarily reflecting the impact of higher inflation and stable FX on payroll in Argentina, as well as higher IT costs and call center expenses.
  As reported Adjusted EBITDA loss in 2Q21 was $22.3 million, which was impacted by lower demand due to the pandemic and government travel bans, particularly in Brazil and Argentina. This compares to losses of $20.0 million in 1Q21, $57.4 million in 2Q20, and $7.3 million in 2Q19. Excluding Extraordinary Charges, Adjusted EBITDA loss was $10.5 million in 2Q21 compared to losses of $14.1 million in 1Q21 and $31.8 million in 2Q20, and income of $2.9 million in 2Q19.
  Use of cash of $9.8 million in 2Q21, down from $24.7 million in 1Q21. This compares to cash generation of $2.2 million in 2Q20 and $6.2 million in 2Q19.
  Cash and cash equivalents of $316.0 million at quarter end, including $12.2 million in restricted cash.

Subsequent to quarter end:

  Launched Loyalty Program in Mexico on July 15, 2021.
  In July, Despegar published its inaugural corporate sustainability report, which constitutes a first step in the Company’s ESG journey.

1 The Company has chosen to also include comparisons against 2Q19, a pre-pandemic period, in this press release as a means for the investment community to compare 2Q21 results to a period not affected by the COVID-19 pandemic.

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated:

“Recovery trends continued, as the overall level of Gross Bookings reached 44% of pre-pandemic levels. This improvement was mostly driven by Mexico and Colombia, with industry air passenger traffic in June reaching 74% and 90% of those posted in 2Q19, respectively. In contrast, Brazil, Argentina and Chile posted sharp sequential contractions as they faced a resurgence of the virus. On the positive side, monthly Gross Bookings trends in Brazil improved throughout the second quarter and continued in July.

In terms of profitability, we continued to report solid Revenue Margins supported by the Best Day operations and enhancements to our algorithms. Best Day achieved Adjusted EBITDA break-even when excluding non-recurring charges in connection with the integration process. Moreover, we are executing on our strategy to capture operating leverage and expect Despegar standalone to reach break-even levels with Gross Bookings of $400 million from its standalone business, as discussed in our 4Q20 Earnings Call.

As we prepare for a continued recovery, particularly in Mexico, which has shown consistent growth over the past few months, we recently launched Pasaporte Despegar in Mexico. This program builds on the success achieved in Brazil and Argentina which captured a total of 900,000 members during the pandemic as a recognition of the value we add to our customers. We are also progressing on the integration of Best Day and in 2Q21 completed the integration of the B2B and B2B2C regional platforms, in addition to the B2C integration finalized last year. We believe that we are on track to complete the integration by 1Q22.

While near term perspectives are mixed across geographies, we remain confident that overall travel demand will pick up as we enter the South American spring/summer seasons in the coming months and the COVID-19 vaccination rollout accelerates.“

Operating and Financial Metrics Highlights
(In millions, except as noted)
	2Q21	2Q20	% Chg	2Q19	% Chg
Operating metrics
Number of transactions	1.331	0.207	543%	2.448	(46%)
Gross bookings	$488.9	$48.9	899%	$1,118.1	(56%)
Financial metrics
Revenues	$63.1	($9.7)	n.m.	$114.1	(45%)
Net loss	($31.4)	($57.1)	n.m.	($16.5)	n.m.
Net loss attributable to Despegar.com, Corp	($31.1)	($57.1)	n.m.	($16.5)	n.m.
Adjusted EBITDA	($22.3)	($57.4)	n.m.	($7.3)	n.m.
EPS Basic [2]	($0.46)	($0.82)	n.m.	($0.24)	n.m.
EPS Diluted [2]	($0.46)	($0.82)	n.m.	($0.23)	n.m.

Extraordinary Charges
Adjusted EBITDA	($22.3)	($57.4)	n.m.	($7.3)	n.m.
Extraordinary cancellations due to COVID-19	(7.5)	(13.9)		-
Extraordinary restructuring and integration charges	(2.1)	-		-
Bad Debt due to exposure to Airlines in Chapter 11	(2.2)	(11.7)		(1.6)
Rebranding charges	-	-		(8.6)
Adjusted EBITDA (Excl. Extraordinary Charges)	($10.5)	($31.8)	n.m.	$2.9	n.m.
Average Shares Oustanding - Basic [1]	81,452	69,767		69,497
Average Shares Oustanding - Diluted [1]	81,452	69,767		70,652
EPS Basic (Excl. Extraordinary Charges) [2]	(0.32)	(0.45)		(0.09)
EPS Diluted (Excl. Extraordinary Charges) [2]	(0.32)	(0.45)		(0.09)
1. In thousands
2. Whole numbers
n.m.: Not Meaningful

Business Update on COVID-19

Governmental Flight Restrictions on Mobility

Government restrictions on mobility that varied across the region and throughout the second quarter continued to have a negative impact on the travel industry.

In Brazil, restrictions were further tightened in April, and gradually started to ease in May, continuing in June. However, flights from certain countries remain suspended. As a result of these new restrictions, total industry air passenger traffic in Brazil dropped to 22% from 2Q19 levels in April 2021, improving month-over-month from those levels.

Borders in Mexico remained open and flights were allowed during the quarter with some restrictions to ground transportation. As a consequence, air passenger traffic throughout the quarter was in the low 70s when compared to 2Q19 levels.

In Argentina, borders were closed to non-residents throughout the majority of the quarter, with a strict lock-down imposed in May. Return of nationals who had traveled abroad was curtailed to 600 people per day in June. Total industry air passenger traffic improved slightly from 17% in April to 33% in June when compared to 2Q19 levels.

Borders in Chile were closed to non-residents throughout the quarter and despite some mobility allowed to fully vaccinated nationals within the country, a total lockdown was imposed in Santiago in June. Total industry air passenger traffic compared to 2Q19 improved from low teens in April and May to 38% in June.

In Colombia, restrictions in main cities were imposed in April, which were gradually lifted in May. Total industry air passenger traffic compared to 2Q19 levels for these months, was around mid-50%s and skyrocketed to 90% in June.

Overview of Second Quarter 2021 Results

Key Operating Metrics
(In millions, except as noted)
	2Q21		2Q20		% Chg	FX Neutral % Chg	2Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$488.9		$48.9		899%	855%	$1,118.1		(56%)
Average selling price (ASP) (in $)	$367		$236		56%	49%	$457		(20%)
Air	0.6	48%	0.2	74%	318%		1.5	60%	(56%)
Packages, Hotels & Other Travel Products	0.7	52%	0.1	26%	1174%		1.0	40%	(30%)
Total Number of Transactions	1.3	100%	0.2	100%	543%		2.4	100%	(46%)

As reported Transactions increased 8.4% sequentially to 1.3 million during 2Q21, mainly reflecting a pick-up in travel demand both in Mexico and Colombia. On a YoY basis, as reported Transactions increased 543%, but were 46% below the pre-pandemic levels of 2Q19.

International Transactions increased 65% QoQ, although the share of international Transactions over total Transactions remained at half of that achieved in 2Q19.

Higher summer seasonal demand in Mexico and Colombia, along with successful industry promotional events in both countries offset the weaker performance in other countries with more severe travel restrictions. Transactions in Mexico also benefited from a 0.3 million contribution from Best Day.

Higher levels of Transactions in Mexico and Colombia along with an increase in average selling prices (“ASPs”) across geographies resulted in a 32% QoQ increase in as reported Gross Bookings to $488.9 million. Excluding Brazil and Argentina, other countries accounted for 76% of as reported Gross Bookings reflecting Despegar’s geographic diversification strategy, and increased sequentially by 64%.

Gross Bookings increased 899% YoY and decreased 56% in comparison with 2Q19.

ASPs increased 22% QoQ and 56% YoY to $367 per transaction in 2Q21. When compared to 2Q19, ASPs were down 20%. On an FX neutral basis, ASPs increased 49% YoY. On an as reported basis, higher sequential ASPs were largely driven by an increase in international Transactions across the region, with the exception of Argentina and Chile where borders remained relatively closed throughout the quarter.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q21 vs. 2Q20 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	139%	978%	2008%	543%
Gross Bookings	229%	1583%	1600%	899%
ASP ($)	38%	56%	(19%)	56%
Revenues				n.m
Gross Profit				n.m.
2Q21 vs. 2Q20 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	139%	978%	2008%	543%
Gross Bookings	221%	1347%	1686%	855%
ASP ($)	34%	34%	(15%)	49%
Revenues				n.m.
Gross Profit				n.m.

Brazil accounted for 25% of total Transactions for the quarter compared with 38% in 1Q21. The 30% QoQ reduction in as reported Transactions in 2Q21 reflects the impact of the pandemic in April and May with an incipient recovery in June.

As reported Gross Bookings increased 229% YoY, but decreased 22% QoQ and 82% when compared to 2Q19. The reduction compared to 2Q19 is mainly explained by the impact of the second wave of COVID-19 on demand. ASPs increased 13% QoQ, 38% YoY and declined 50% compared to 2Q19.

Mexico accounted for 37% of total Transactions in 2Q21, up from 28% in the prior quarter. As reported Transactions and Gross Bookings, which include three-months of Best Day in each quarter, increased QoQ by 42% and 69%, respectively due to pent-up demand for leisure travel during the summer season and the gradual roll out of the vaccination program.

Reflecting the Best Day acquisition completed on October 1, 2020, together with improved travel demand in the country, as reported Transactions and as reported Gross Bookings in Mexico increased YoY by 978% and 1583%, respectively. Compared to 2Q19, as reported Transactions were up 34% and as reported Gross Bookings were up 49%. ASPs posted increases of 18% QoQ, 56% YoY and 11% when compared to 2Q19.

Across the Rest of Latin America, Despegar reported sequential increases of 24% and 40% in as reported Transactions and as reported Gross Bookings, respectively mainly driven by higher travel demand in Colombia. On a YoY basis, as reported Transactions and as reported Gross Bookings increased 2008% and 1600%, respectively. When compared to 2Q19, these metrics declined 56% and 62%, respectively. ASPs increased 13% sequentially and decreased 19% YoY and 15% compared to 2Q19.

Revenue

Revenue Breakdown

	2Q21		2Q20		% Chg	2Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$20.8	33%	$0.5	n.m	4136%	$47.4	42%	(56%)
Packages, Hotels & Other Travel Products	$41.7	66%	($10.2)	n.m	n.m	$66.7	58%	(38%)
Unallocated	$0.7	1%	–	n.m	n.m	–	0%	n.m
Total Revenue	$63.1	100%	($9.7)	n.m	n.m	$114.1	100%	(45%)

Total revenue margin	12.9%		(19.9%)		+3,280 bps	10.2%		+270 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($7.5)		($13.9)			-
Total Revenue (Excluding Extraordinary Charges)	$70.5		$4.2		1597%	$114.1		(38%)

Total revenue margin (Excluding Extraordinary Charges)	14.4%		8.5%		+593 bps	10.2%		+423 bps

Sequentially, as reported Revenues rose 22% to $63.1 million in 2Q21, despite a 76% increase in Extraordinary Cancellations during the period which amounted to $7.5 million due to the COVID-19 pandemic in the period. This negatively impacted Transactions in some geographies such as Brazil more severely than in 1Q21. Excluding extraordinary cancellations in 2Q21 and 1Q21, Revenues increased 26% QoQ to $70.5 million.

Revenue Margin declined 114 bps, and was down 77 bps when excluding the above-mentioned Extraordinary Cancellations in both quarters, as the company increased aggressiveness in certain key markets.

On a YoY basis, as reported Revenues increased to $63.1 million from negative $9.7 million in 2Q20. Extraordinary Cancellations in connection with the COVID-19 pandemic decreased 46% YoY to $7.5 million. Excluding extraordinary cancellations, Revenues increased 1597% to $70.5 million in 2Q21.

Compared to 2Q19, as reported Revenues declined 45%, impacted by lower travel demand and extraordinary cancellations resulting from the pandemic. Excluding these extraordinary cancellations, revenues were 38% below pre-pandemic 2Q19 levels.

Revenue Margin in 2Q21 was 12.9%, up 270 bps vs. 2Q19 driven by: i) the contribution from Best Day, particularly in connection with non-air products, and ii) a larger share of non-air products considering Despegar on a standalone basis. Excluding the impact of extraordinary cancellations, Revenue Margin would have been 14.4% in 2Q21, up 423 bps from 10.2% in 2Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	2Q21	2Q20	% Chg	2Q19	% Chg
Revenue	$63.1	($9.7)	(748%)	$114.1	(45%)
Cost of Revenue	$35.8	$13.8	160%	$40.3	(11%)
Gross Profit / (Loss)	$27.2	($23.5)	n.m.	$73.7	(63%)

Extraordinary Charges
Total Revenue	$63.1	($9.7)		$114.1
Extraordinary Cancellations due to COVID-19	($7.5)	($13.9)		-
Total Revenue (Excl. Extraordinary Charges)	$70.5	$4.2	1593%	$114.1	(38%)
Total Cost of Revenue	$35.8	$13.8		$40.3
Extraordinary restructuring and integration charges	($2.0)	(1.7)		-
Extraordinary Charges due to exposure to Avianca Brasil	-	-		($1.2)
Total Cost of Revenue (Excl. Extraordinary Charges)	$33.9	$12.1	180%	$39.1	(13%)
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$36.65	($7.9)	(562%)	$74.9	(51%)

Cost of Revenue is mainly comprised of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses.

On a sequential basis, as reported Cost of Revenue increased 21% due to: i) higher travel demand, which translated into higher cost of installments and credit card purchasing fees, ii) further investments in the fulfillment center to enhance customer care levels and iii) $1.9 million in extraordinary non-recoverable credits in connection with Best Day.

This, together with a 22% increase in as reported Revenues, resulted in as reported Gross Profit of $27.2 million, up sequentially by 22% or $5.0 million. Excluding the impact of extraordinary cancellations and other one-time charges both in 2Q21 and 1Q21, as reported Gross Profit would have increased 38% QoQ, above the 26% increase in comparable Revenues excluding Extraordinary Cancellations.

On a YoY basis, as reported Cost of Revenue increased 160% to $35.8 million, mainly reflecting: i) improved activity levels which resulted in higher cost of installments and credit card purchasing fees, ii) increased fulfillment center costs, and iii) the above-mentioned Extraordinary Charge in connection with Best Day.

This resulted in as reported Gross Profit of $27.2 million in 2Q21, compared to a gross loss of $23.5 million in 2Q20. Excluding the impact of extraordinary cancellations and severance charges, Gross Profit in 2Q21 would have been $36.7 million, compared to a gross loss of $7.9 million last year.

Compared to 2Q19, as reported Gross Profit decreased 63% and 51% when excluding Extraordinary Cancellations and other Extraordinary Charges. Cost of installments and credit card processing fees declined in connection with the drop in activity caused by the pandemic. By contrast, fulfillment costs were higher as the Company improved customer service levels to meet the increased service demand arising from the pandemic.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	2Q21	2Q20	% Chg	2Q19	% Chg
Selling and marketing	$19.2	$6.8	180%	$50.7	(62%)
General and administrative	$25.3	$24.4	4%	$21.3	19%
Technology and product development	$18.3	$18.4	n.m.	$18.1	1%
Impairment of long-lived assets	–	$1.3	n.m.	–	n.m.
Total operating expenses	$62.8	$51.0	23%	$90.0	(30%)

Extraordinary Charges
Total Operating Expenses	$62.8	$51.0	23%	$90.0	(30%)
Extraordinary restructuring charges	($0.2)	($7.2)	(98%)	–	n.m.
Bad Debt charges	($2.2)	($11.7)	(81%)	($0.4)	450%
Impairment	–	($1.3)	n.m.	–	n.m.
Rebranding	–	–	n.m.	($8.6)	n.m.
Total operating expenses (Excl. Extraordinary Charges)	$60.5	$30.9	95%	$81.0	(25%)

On a sequential basis, as reported Operating Expenses increased 7% to $62.8 million. Excluding Extraordinary Charges, in both periods, Operating Expenses would have increased 17%, mainly due to higher as reported Selling and Marketing expenses driven by increased activity levels and as reported General and Administrative expenses.

Structural costs, in turn, increased 12% sequentially to $33.6 million in 2Q21 principally due to a 9% increase in payroll costs in Argentina reflecting higher inflation and a stable FX. A 17% increase in non-payroll costs as a result of higher IT costs and call center expenses, also contributed to higher structural costs.

On a YoY basis, as reported Operating Expenses rose 23% to $62.8 million, mainly due to the following: i) increased marketing expenses in an environment of higher travel demand, and ii) $23.0 million in expenses from the inclusion of Best Day and Koin in 2Q21 results, which were acquired in 2H20.

Excluding the impact of the Best Day and Koin acquisitions, and Extraordinary Charges incurred in both 2Q21 and 2Q20, total operating expenses for the quarter were 31% higher than the prior quarter at $40.9 million.

Structural Costs in 2Q21 increased YoY by 2% to $33.6 million due to the reasons described above.

Compared to 2Q19, as reported Operating Expenses declined 30% to $62.8 million. Taking into account Despegar on a standalone basis and excluding Extraordinary Charges in 2Q21, Operating Expenses would have declined 50% to $40.9 million.

These expense reductions are mostly explained by the series of cost reductions measures that commenced in 4Q19, together with a reduction in performance marketing expenses in connection with lower level of activity when compared to 2Q19.

As reported Selling and marketing (“S&M”) expenses increased 180% YoY to $19.2 million from $6.8 million in 2Q20, reflecting increased marketing activity in a higher travel demand environment and an additional $8.1 million in S&M arising from Best Day and Koin. Despite this, S&M expenses were still 62% below 2Q19 levels. Excluding the impact of the two acquired companies and Extraordinary Charges in 2Q20, S&M expenses would have increased 172% YoY to $10.9 million.

As reported General and administrative (“G&A”) expenses increased 4% YoY to $25.3 million. Excluding Extraordinary Charges in both quarters, G&A expenses increased 117%, mostly explained by the inclusion of Best Day and Koin which accounted for $8.5 million of additional expenses in 2Q21.

As reported Technology and product development expenses remained unchanged YoY at $18.3 million. These include $3.5 million from Best Day and Koin. Excluding Extraordinary Charges in 2Q20, Technology and product development costs would have increased 11% YoY.

Financial Income/Expense

Despegar reported a net financial loss of $1.8 million in 2Q21, compared to a net financial income of $9.4 million in 2Q20.

This was principally due to FX losses of $1.1 million, primarily driven by the impact of currency appreciation in countries such as Brazil and Mexico on debt with third parties and was largely offset by the Company’s hedging activities. In 2Q20, the Company reported FX gains of $10.6 million.

Income Taxes

The Company reported Income Tax expense of $6.4 million in 2Q21, compared to $8.0 million in 2Q20. The effective tax rate in 2Q21 was 17.1%, compared to 12.3% in 2Q20.

The YoY variation in the effective rate is driven mainly by: i) an increase on the statutory tax rate in Argentina, and ii) incremental revenues from Best Day which were not part of Despegar during the prior-year period. This compares to a different geographical mix and deferred asset tax valuation adjustments in 2Q20.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	2Q21	2Q20	% Chg	2Q19	% Chg
Net loss	($31.4)	($57.1)	(45%)	($16.5)	90%
Add (deduct):
Financial expense, net	$1.8	($9.4)	(119%)	$1.7	10%
Income tax expense	($6.4)	($8.0)	(20%)	($1.5)	332%
Depreciation expense	$1.4	$1.8	(21%)	$2.7	(48%)
Amortization of intangible assets	$6.8	$5.5	24%	$3.1	121%
Share-based compensation expense	$5.4	$0.1	4718%	$3.2	71%
Impairment of long-lived assets	–	$1.3	n.m.	–	n.m.
Restructuring charges	$0.0	$7.2	(100%)	–	n.m.
Acquisition transaction costs	–	$1.1	n.m.	–	n.m.
Adjusted EBITDA	($22.3)	($57.4)	n.m.	($7.3)	n.m.

Extraordinary Charges
Adjusted EBITDA	($22.3)	($57.4)		($7.3)
Extraordinary cancellations due to COVID-19	(7.5)	(13.9)	n.m.	-	n.m.
Extraordinary restructuring charges	(2.1)	-	n.m.	-	n.m.
Bad Debt	(2.2)	(11.7)	n.m.	(1.6)	n.m.
Rebranding charges	-	-	n.m.	(8.6)	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	($10.5)	($31.8)	n.m.	$2.9	n.m.

Despegar posted as reported Adjusted EBITDA losses of $22.3 million in 2Q21, $20.0 million in 1Q21, $57.4 million in 2Q20 and $7.3 million in 2Q19.

Excluding Extraordinary Charges of $11.8 million resulting mainly from cancellations and restructuring charges, Despegar would have posted an Adjusted EBITDA loss of $10.5 million in 2Q21, the lowest loss since the outbreak of COVID-19 pandemic.

This compares to an Adjusted EBITDA loss excluding Extraordinary Charges of $14.1 million in 1Q21 and $31.8 million in 2Q20, and to an Adjusted EBITDA gain of $2.9 million in 2Q19.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

In 2Q21, use of cash from operating activities declined to $0.8 million, from $7.2 million in 1Q21, and compared to cash generation of $20.0 million in 2Q20 and $9.5 million in 2Q19.

In 2Q21, Despegar reported funds from operations as follows: i) a net loss of $31.4 million ii) partially offset by $10.3 million in non-cash adjustments mostly explained by amortization of intangible assets, and stock-based compensation, among others, and iii) a $20.3 million contribution in operating working capital.

Working capital generation during the second quarter reflected increases of $17.3 million in accounts receivables and related party receivables, partially offset by a $24.3 million decrease in travel payables and related party payables.

As of June 30, 2021, Cash and cash equivalents, including restricted cash, amounted to $316.0 million, a QoQ decrease of $9.8 million. Aggregate Net Operational Short-term Obligations increased 7.6% to $216.0 million from $200.9 million as of March 31, 2021.

Subsequent Events

Despegar Launches Inaugural Sustainability Report

On July 20, 2021, the Company published its first corporate sustainability report which was prepared under the Sustainability Accounting Standards Board (“SASB”) framework for the e-commerce sector, which constitutes a first step in Despegar’s ESG journey. To learn more about the ways ESG is integrated into the Company’s business, the report is available at this link

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

Non-GAAP Financial Information

This earnings release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Adjusted EBITDA reported to the Chief Operating Decision Maker to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

2Q21 Earnings Conference Call

When:	8:00 a.m. Eastern time, Aug 19, 2021

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

In 2Q21

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consist of travel accounts payable plus related party payable and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) Extraordinary Cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Transactions: The number of Transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of Transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of Transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e. primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment charges. The estimates above do not include any costs that the Company may incur in connection with acquisitions, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended June 30, 2021 and 2020 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	2Q21	2Q20	% Chg
Revenue	63,069	(9,734)	n.m
Cost of revenue	35,838	13,801	160%
Gross profit	27,231	(23,535)	n.m
Operating expenses
Selling and marketing	19,188	6,848	180%
General and administrative	25,287	24,391	4%
Technology and product development	18,344	18,415	(0%)
Impairment of long-lived assets	-	1,324	n.m
Total operating expenses	62,819	50,978	23%

Equity Income / (Loss)	(348)	-	n.m
Operating (loss) / income	(35,936)	(74,513)	n.m
Net financial income (expense)	(1,835)	9,428	n.m
Net (loss) / income before income taxes	(37,771)	(65,085)	n.m
Income tax (benefit) / expense	(6,413)	(8,011)	n.m
Net (loss) / income	(31,358)	(57,074)	n.m.
Net (income) / loss attributable to non controlling interest	258	-	n.m
Net income (loss) attributable to Despegar.com, Corp	(31,100)	(57,074)	n.m

1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
FINANCIAL RESULTS
Revenue	$76,082	($9,734)	$11,740	$53,246	$51,850	$63,069
Revenue Recognition Adjustment
Cost of revenue	33,495	13,801	12,390	25,832	29,610	35,838
Gross profit	42,587	(23,535)	(650)	27,414	22,240	27,231
Operating expenses
Selling and marketing	31,985	6,848	5,299	13,160	15,382	19,188
General and administrative	18,023	24,391	22,818	29,490	20,630	25,287
Technology and product development	17,154	18,415	14,322	17,152	17,460	18,344
Impairment of long-lived assets	-	1,324	-	593	5,106	-
Total operating expenses	67,162	50,978	42,439	60,395	58,578	62,819

Equity Income / (Loss)				(2,059)	376	(348)
Operating income	(24,575)	(74,513)	(43,089)	(35,040)	(35,962)	(35,936)
Net financial income (expense)	10,061	9,428	(4,484)	(2,095)	(1,309)	(1,835)
Net income before income taxes	(14,514)	(65,085)	(47,573)	(37,135)	(37,271)	(37,771)
Adj. Net Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)
Adjustment
Net income /(loss)	(15,223)	(57,074)	(41,735)	(28,837)	(37,563)	(31,358)
Net (income) / loss attributable to non controlling interest			$69	$213	$180	$258
Net income (loss) attributable to Despegar.com, Corp			(41,666)	(28,624)	(37,383)	(31,100)
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)

Net income/ (loss)	($15,223)	($57,074)	($41,735)	($28,837)	($37,563)	($31,358)
Add (deduct):
Financial expense, net	(10,061)	(9,428)	4,484	2,095	1,309	1,835
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)
Depreciation expense	1,851	1,782	2,597	1,751	1,569	1,400
Amortization of intangible assets	4,939	5,501	4,370	6,889	7,095	6,828
Share-based compensation expense	2,174	113	2,427	2,598	2,149	5,444
Impairment of long-lived assets	–	1,324	–	593	5,106	–
Restructuring charges	1,749	7,249	1,949	2,413	19	8
Acquisition transaction costs	–	1,100	500	1,535	–	–
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)

Unaudited Consolidated Balance Sheets as of June 30, 2021 and March 31, 2021 (in thousands U.S. dollars, except as noted)

	As of June 30, 2021	As of March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	303,813	309,392
Restricted cash and cash equivalents	12,168	16,348
Accounts receivable, net of allowances	71,363	52,395
Related party receivable	7,482	8,064
Other current assets and prepaid expenses	48,937	55,363
Total current assets	443,763	441,561
Non-current assets
Other Assets	83,899	70,626
Restricted cash and cash equivalents	–	–
Right of use	30,551	33,955
Property and equipment net	19,426	20,853
Intangible assets, net	90,196	91,427
Goodwill	118,884	115,378
Total non-current assets	342,956	332,239
TOTAL ASSETS	786,719	773,800
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	37,077	36,356
Travel suppliers payable	228,118	206,863
Related party payable	29,719	18,090
Loans and other financial liabilities	3,480	6,285
Deferred Revenue	11,370	9,577
Other liabilities	71,722	62,038
Contingent liabilities	8,596	9,172
Lease liabilities	5,744	6,968
Total current liabilities	395,826	355,349
Non-current liabilities
Other liabilities	40,132	43,439
Contingent liabilities	24,943	25,896
Long term debt	13,324	9,640
Lease liabilities	25,822	27,780
Related party liability	125,000	125,000
Total non-current liabilities	229,221	231,755
TOTAL LIABILITIES	625,047	587,104

Series A non-convertible preferred shares	96,319	89,976
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	2,559	2,435
Mezzanine Equity	145,578	139,111

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	276,032	268,261
Additional paid-in capital	363,662	373,065
Other reserves	(728)	(728)
Accumulated other comprehensive income	(15,940)	(17,184)
Accumulated losses	(538,665)	(507,561)
Treasury Stock	(68,267)	(68,268)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	16,094	47,585
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	786,719	773,800

Unaudited Statements of Cash Flows for the three-month periods ended June 30, 2021 and 2020 (in thousands U.S. dollars, except as noted)

	3 months ended June 30,
	2021	2020
Cash flows from operating activities
Net income / (loss)	($31,358)	($57,074)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	257	–
Unrealized foreign currency translation losses	1,122	(5,964)
Depreciation expense	1,401	1,782
Amortization of intangible assets	6,827	5,501
Impairment of long-lived assets	–	1,324
Disposals of property and equipment	1,123	1,323
Earnout	274	–
Indemnity	(274)	–
Investments in other subsidiaries	(733)	–
Stock based compensation expense	5,444	113
Amortization of Right of use	826	919
Interest and penalties	786	323
Income taxes	(8,077)	(8,013)
Allowance for doubtful accounts	2,592	11,661
Provision for contingencies	(1,289)	521
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	(17,937)	59,129
(Increase) / Decrease in related party receivables	626	6,128
(Increase) / Decrease in other assets and prepaid expenses	(3,166)	1,973
Increase / (Decrease) in accounts payable and accrued expenses	(126)	(4,334)
Increase / (Decrease) in travel suppliers payable	13,496	21,274
Increase / (Decrease) in other liabilities	17,436	7,121
Increase / (Decrease) in contingencies	(1,703)	(73)
Increase / (Decrease) in related party liabilities	10,836	(22,466)
Increase / (Decrease) in lease liability	(757)	(610)
Increase / (Decrease) in deferred revenue	1,616	(514)
Net cash flows provided by / (used in) operating activities	(758)	20,044
Cash flows from investing activities
Payment for acquired businesses, net of cash acquired	(4,752)	(5,750)
Acquisition of property and equipment	(515)	(239)
Increase of intangible assets including internal-use software and website development	(4,522)	(3,802)
Net cash (used in) /provided by investing activities	(9,789)	(9,791)
Cash flows from financing activities
Net (decrease) / increase of short term debt	(3,587)	–
Increase in long-term debt	3,767	1,144
Decrease in long-term debt	(467)	(9,800)
Payment of dividends to stockholders	(498)	–
Capital contributions	75	–
Net cash (used in) / provided by financing activities	(710)	(8,656)
Effect of exchange rate changes on cash and cash equivalents	1,498	613
Net increase / (decrease) in cash and cash equivalents	(9,759)	2,210
Cash and cash equivalents as of beginning of the period	325,740	225,929
Cash and cash equivalents as of end of the period	315,981	228,139

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended June 30, 2021 and 2020

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
2Q21 vs. 2Q20 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.
Transactions ('000)	328	137	139%	486	45	978%	517	25	2008%	1,331.0	207	543%
Gross Bookings	82	25	229%	211	13	1583%	196	12	1600%	488.9	49	899%
ASP ($)	249	181	38%	434	278	56%	380	471	(19%)	367	236	56%
Revenues										63.1	-10	n.m
Gross Profit										27.2	-24	n.m
2Q21 vs. 2Q20 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.	2Q21	2Q20	% Chg.
Transactions ('000)	328	137	139%	486	45	978%	517	25	2008%	1,331.0	207	543%
Gross Bookings	80	25	221%	181	13	1347%	206	12	1686%	467	49	855%
ASP ($)	243	181	34%	373	278	34%	399	471	(15%)	351	236	49%
Revenues										60.0	-10	n.m
Gross Profit										24.4	-24	n.m

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: August 19, 2021